UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On November 16, 2023, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Alban d’Hautefeuille to serve as a member of the Board and as a member of the Company’s Compensation Committee. Mr. d’Hautefeuille is a designee of TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS (collectively, “TotalEnergies”), pursuant to the Shareholders Agreement dated August 26, 2020 between the Company, Zhonghuan Singapore Investment and Development Pte. Ltd and TotalEnergies, and is replacing Gavin Jacques Elie Adda, who resigned from the Board on September 30, 2023.

Mr. d’Hautefeuille serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Compensation Committee. Since 2019, he has been the Director in charge of Asia Pacific within Offshore Line Business Unit of TOTAL Renewables (Singapore). He joined TotalEnergies in 1997 and has since held various finance and business management positions in Africa, Middle East and Asia. Mr. d’Hautefeuille moved in 2013 to the then nascent New Energies unit (which later became REN division within Gas Renewables & Power), successively in charge of solar utility-scale developments in Asia and Middle East until 2017. From 2018 to 2019, he oversaw the launching of distributed solar activities in the Middle East. Mr. d’Hautefeuille received his Bachelor’s Degree from EDHEC Business School (MSc) and Dauphine University of Paris.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 21, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer